Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated (dollars in thousands):

	Year ended December 31,
	2016		2015	2014	2013	2012
Fixed Charges:
Interest expense	$34,987		$43,446	$45,806	$39,152	$26,060
Capitalized interest	1,226		3,098	1,710	2,694	2,663
Amortization of public offering costs	1,933		2,257	1,740	2,143	1,146
Portion of rent expense representative of interest	4,692		3,998	3,303	4,864	3,986
Total fixed charges	$42,838		$52,799	$52,559	$48,853	$33,855

Earnings available for fixed charges:
Net income (loss) from continuing operations before income taxes	$1,113		$(393,446)	$(1,615,128)	$(808,679)	$119,484
Fixed charges above	42,838		52,799	52,559	48,853	33,855
Less interest capitalized	(1,226)		(3,098)	(1,710)	(2,694)	(2,663)
Current period amortization of capitalized interest	2,022		3,492	4,895	6,899	5,725
Total earnings available for fixed charges	44,747		(340,253)	(1,559,384)	(755,621)	156,401

Earnings sufficient (insufficient) to cover fixed charges	$1,909		$(393,052)	$(1,611,943)	$(804,474)	$122,546

Ratio of earnings to fixed charges	1.04	x	N/A	N/A	N/A	4.62x

N/A - represents coverage ratio of less than 1.